August 10, 2018

VIA EDGAR AND OVERNIGHT COURIER

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit

Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Weidai Ltd. Registration Statement on Form F-1 CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West and Ms. Lubit:

On behalf of our client, Weidai Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on July 25, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated July 30, 2018. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission
August 10, 2018

In addition to addressing the comment contained in the Staff’s letter dated July 30, 2018, the Company has updated the Registration Statement to include its unaudited interim financial statements and operating data for the six months ended June 30, 2017 and 2018 and as of June 30, 2018.

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

* * * *

Securities and Exchange Commission
August 10, 2018

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Acquired Non-Performing Loans, page F-17

1. We note your response to comment 5 but are still unclear on how you reached the conclusion that your acquired non-performing loans are acquired primarily for the rewards of ownership, given that ASC 310-30-35-3 gives examples of such rewards as “use of the collateral in operations of the entity or improving the collateral for resale.” We therefore re-issue our comment, in part. Please explain to us how you reached the conclusion that your acquired non-performing loans are acquired primarily for the rewards of ownership in the context of ASC 310-30-35-3.

The Company respectfully advises the Staff that the Company does not have the information necessary to reasonably estimate the cash flows expected to be collected to compute its yield and therefore places the acquired delinquent loans on nonaccrual basis in accordance with ASC 310-30-35-3. With respect to delinquent loans the Company voluntarily acquires from investors, the Company expects to recover the outstanding loan principal and interest either through the sale of collateral upon foreclosure or through subsequent collection of payments from the borrowers. However, the cash flows expected to be collected cannot be estimated because the timing of the collection and the condition of the collateral are indeterminable.

The Company has revised the disclosure on pages 86, 87 and F-17 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
August 10, 2018

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com, or Leo Li, Chief Financial Officer of the Company, by phone at +86 185 0164 1666 or via email at leoli@wdai.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.

Leo Li, Chief Financial Officer, Weidai Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Teresa Zhao, Partner, Ernst & Young Hua Ming LLP